[redacted]

SECUR 15026355 ION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 52169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VisionQuest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5205 Camden Lakes Parkway
(No. and Street)

Acworth	**Georgia**	**30101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Masters **(770) 975-8250**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 5/22/15

OATH OR AFFIRMATION

I, **Kevin C. Masters**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

VisionQuest Securities, LLC, as

of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

RANDY R PARKS
NOTARY PUBLIC
Paulding County
State of Georgia
My Comm. Expires Aug. 4, 201?

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

VISIONQUEST SECURITIES, LLC

FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended

December 31, 2014

With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
VisionQuest Securities, LLC

We have audited the accompanying financial statements of VisionQuest Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. VisionQuest Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VisionQuest Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of VisionQuest Securities, LLC financial statements. The information is the responsibility of VisionQuest Securities, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

VISIONQUEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

		2014
Cash		$10,438
Prepaid expenses		1,433
	Total assets	$11,871

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable		$60
	Total liabilities	60
Member's equity		11,811
	Total liabilities and member's equity	$11,871

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

	2014
REVENUES	
Commissions	$0
Total revenue	0
EXPENSES:	
Communications	240
Other operating expenses	8,224
Total expenses	8,464
NET INCOME (LOSS)	$ (8,464)

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$(8,464)
Adjustments to reconcile net income to cash flows from operations:	
Increase in prepaid expenses	(966)
Increase in accounts payable	60
NET CASH PROVIDED BY OPERATING ACTIVITIES	$(9,370)
CASH PROVIDED BY FINANCING ACTIVITIES:	
Capital Contributions	1,500
NET CASH PROVIDED BY FINANCING ACTIVITIES:	1,500
NET DECREASE IN CASH	(7,870)
CASH at beginning of year	18,308
CASH at end of year	$10,438

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2014

	Paid In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2013	$23,225	$(4,450)	$18,775
Additions	$1,500	$0	$1,500
Distributions		0	0
Net Income (Loss)		(8,464)	(8,464)
Balance, December 31, 2014	$24,725	$(12,914)	$11,811

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 — NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: VisionQuest Securities, LLC is organized as a Georgia Limited Liability Company. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company's business is to offer investment banking services and brokerage of state of Georgia income tax credits.

The Company is majority-owned by an entity that shares certain administrative costs (See Note 3).

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federal insured limits.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

VISIONQUEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 — NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review: Subsequent events were evaluated through February 26, 2015, which is the date the financial statements were available to be issued.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

NOTE 2 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $10,378, which was $5,378 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .01 to 1.0.

NOTE 3 — RELATED PARTY TRANSACTIONS

During 2014, certain of the Company's expenses were paid by a related party and reimbursed periodically by VisionQuest Securities, LLC.

The Company occupies office facilities provided by its majority owner. In addition, certain administrative costs are provided by its majority owner. The Company accrues expenses each month sufficient to cover the Company's administrative costs. The amount of expense for 2014 was $240 and is included in communications expenses. Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with the related parties did not exist.

NOTE 4 — CONCENTRATION

The Company normally experiences concentration in its revenues; however, for 2014, the Company earned no revenue.

VISIONQUEST SECURITIES, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2014

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

VISIONQUEST SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2014

Net Capital	
Total members' equity qualified for net capital	$ 11,811
Deduction for non-allowable assets:	
Prepaid expense	(1,433)
Net capital before haircuts	10,378
Less haircuts	$ -
Net capital	10,378
Minimum net capital required	5,000
Excess capital	$ 5,378
Aggregate Indebtedness:	
Liabilities	$ 60
Ratio of aggregate indebtedness to net capital	.01 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital as reported in FOCUS, Part IIA, and the accompanying financial statements.

VISIONQUEST SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2014

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
VisionQuest Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) VisionQuest Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which VisionQuest Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) VisionQuest Securities, LLC stated that VisionQuest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. VisionQuest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VisionQuest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

VISIONQUEST

Investment Bank

BROKER DEALER.S AI\NUAL EXEMPTION REPORT

VisionQuest Securities, LLC Claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule. VisionQuest Securities, LLC met the aforementioned exemption provisions throughout the most Recent year ended December 31, 2014 without exception.

Kevin C. Masters
February 26, 2015